November 6, 2004

By Facsimile and U.S. Mail

Donald Kennicott, Esq.
Holland & Knight LLP
1201 West Peachtree Street, N.E.
One Atlantic Center, Suite 2000
Atlanta, Georgia 30309-3400

	Re:	Wells Real Estate Investment Trust, Inc.
		Schedule 14D-9
		Filed November29, 2004

Dear Mr. Kennicott:

	We have the following comments on the above-referenced filing:

Item 4.  The Solicitation or Recommendation

1. You state that the board "took into account several factors, including but not limited to, their belief that the offer undervalues the Common Stock based on the Company`s historical financial performance, asset holdings and future opportunities." Revise the document to disclose all factors considered by the board. Also revise to expand your discussion of these factors to explain how They support the board`s determination.

Item 8.  Additional Information

2. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor. See also Q&A No. 2 in
Section I.M. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions